UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102

(CUSIP Number)

July 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917047102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Harry S. Cherken, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 820,055
	8	SHARED VOTING POWER 8,574,634
	9	SOLE DISPOSITIVE POWER 662,822
	10	SHARED DISPOSITIVE POWER 8,731,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,394,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  10.2% (based on 92,173,342 Common Shares outstanding as of July 28, 2022, as provided by the issuer, plus 80,000 common shares subject   to presently exercisable options)

14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 917047102	13D	Page 3 of 7 Pages

Item 1.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Harry S. Cherken, Jr. (“Mr. Cherken”) related to the common shares, par value $ .0001 per share (the “Common Shares”), of Urban Outfitters, Inc., a Pennsylvania corporation (the “Company”). The Company’s principal executive offices are located at 5000 Broad Street, Philadelphia, PA 19112. In the event that any disclosure contained in this Amendment No. 1 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 1.

Item 2.

(a)	Name of Person Filing.

Harry S. Cherken, Jr.

(b)	Address of Principal Business Office or, if none, Residence.

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

(c)	Mr. Cherken is an attorney and Senior Counsel at Faegre Drinker Biddle & Reath LLP, and conducts his employment at the address above.

(d)	Mr. Cherken has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Cherken has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws.

(f)	Mr. Cherken is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following paragraphs following the end of the previous disclosure:

CUSIP NO. 917047102	13D	Page 4 of 7 Pages

On May 26, 2021, Mr. Cherken acquired 20,000 Common Shares through an exercise of stock options granted to him for his service as director of the Company.

On June 2, 2021, Mr. Cherken acquired 8,300 Common Shares through the vesting of Restricted Stock Units granted to him for his service as director of the Company.

On June 6, 2022, Mr. Cherken acquired 3,900 Common Shares through the vesting of Restricted Stock Units granted to him for his service as director of the Company.

On July 28, 2022, Mr. Cherken acquired beneficial ownership of 711,735 Common Shares as trustee of a trust that received such shares as a beneficiary of a Grantor Retained Annuity Trust.

Mr. Cherken paid the exercise price for each of the stock options described above with the proceeds of margin loans from the Charles Schwab Corporation on customary terms, none of which loans were secured by any Common Shares of the Company. All other Common Shares reported in this Item were received without consideration.

Item  4. Purpose of Transaction

Item 4 of the Statement is hereby amended and restated by adding the following paragraphs following the end of the previous disclosure:

As a director of the Company, Mr. Cherken is treated as a controlling person of the Company for purposes of this Statement.

Mr. Cherken presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (b) through (j) of the instructions for Item 4 of Schedule 13D.

Pursuant to its terms, Mr. Cherken’s 2020 Harry S. Cherken, Jr. Grantor Retained Annuity Trust (the “2020 GRAT”) is required to make an annuity payment on or before October 27, 2022, upon which the 2020 GRAT will terminate. Upon termination, the remaining assets in the 2020 GRAT will be transferred to a trust of which certain members of Mr. Cherken’s family are beneficiaries.

Item 5. Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned.

9,394,689 Common Shares

(b)	Percent of Class.

10.2% (based on 92,173,342 Common Shares outstanding as of July 28, 2022, as provided by the issuer, plus 80,000 common shares subject to presently exercisable options)

CUSIP NO. 917047102	13D	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 820,055

(ii)	shared power to vote or to direct the vote: 8,574,634

(iii)	sole power to dispose or to direct the disposition of: 662,822

(iv)	shared power to dispose or to direct the disposition of: 8,731,867

Mr. Cherken shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in c(ii) and (iv) above with Margaret A. Hayne, whose principal occupation is President and Chief Creative Officer of the Company, and whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. Margaret A. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Margaret A. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. Margaret A. Hayne is a citizen of the United States of America.

Mr. Cherken shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in c(ii) and (iv) with David A. Hayne, President and Chief Digital Officer of the Company and President of Nuuly, and whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. David A. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). David A. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. David A. Hayne is a citizen of the United States of America.

(d)

115,165 common shares being reported as beneficially owned by Mr. Cherken are held in three trusts, of which certain members of Mr. Cherken’s family are among the beneficiaries. 8,731,867 Common Shares being reported as beneficially owned by Mr. Cherken are held in four other trusts, of which Mr. Cherken is co-trustee. None of such trusts hold more than five percent of the issuer’s common shares.

CUSIP NO. 917047102	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Cherken and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions, of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP NO. 917047102	13D	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2022

/s/ Harry S. Cherken, Jr.
Harry S. Cherken, Jr.